

Mail Stop 3561

November 25, 2015

Via E-mail
Mr. Mark E. Barrus
Interim Chief Financial Officer
Fairmount Santrol Holdings Inc.
8834 Mayfield Road
Chesterland, OH 44026

>   **Re: Fairmount Santrol Holdings Inc.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 31, 2015**
>   **File No. 001-36670**

Dear Mr. Barrus:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014
Financial Statements and Supplemental Data, page 70
Notes to Consolidated Financial Statements, page 77
Note 8. Acquisitions, page 85

1. We note that you acquired 100% of Self-Suspending Proppant LLC ("SSP") during 2013 for total consideration of $56,320 plus contingent consideration and accounted for the transaction as an acquisition of a group of assets. We also note that this contingent consideration is a fixed percentage of the cumulative product margin, less certain adjustments, generated by your Propel SSP sales and any other product incorporating SSP technology for the five years commencing on October 1, 2015 and that because the earnout is dependent on future sales and the related cost of sales, the amounts of which are highly uncertain, it is not possible to estimate the amount that will be paid. We further note that you plan to capitalize the contingent consideration when its payment becomes probable and reasonably estimable and recognize related amortization expense. With respect to this contingent consideration arrangement, please address the following:

- Please tell us all significant terms of the contingent consideration arrangement including the nature, amounts, and timing of all payment which may be due to the seller of SSP and how they will be determined. Also, please explain any other material terms or conditions of this arrangement.

- Please explain why the provision for this contingent consideration was included as part of the purchase price for SSP, including whether this provision was included at the request of the Company or the seller of SSP. Also, please explain why the formula for determining the payment is based on a future percentage of cumulative product margin.

- Please explain whether the former seller of the SSP business has continuing involvement with continued development of the technology acquired in the SSP transaction. If so, please explain the nature of this continuing involvement.

- If the seller has continuing involvement with the development of the acquired technology, please explain in further detail why you believe the contingent consideration represents a portion of the cost of the assets acquired rather than compensation for other services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining